MAIL STOP 3561

September 14, 2006

Mr. Eric Henderson, President
Bioforce Nanosciences Holdings, Inc.
1615 Golden Aspen Drive, Suite 101
Ames, Iowa 50010

      Re: Bioforce Nanosciences Holdings, Inc.
              Form 8-K/A filed August 7, 2006
              File Number 000-51074

Dear Mr. Henderson:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A dated February 24, 2006 filed August 7, 2006

Financial statements

Note C- Long term debt, page 14

1. We note that beneficial conversion features totaling $550,000 in 2004 and $700,000 in 2005 were expensed at the date of issuance. Since the debt had a stated maturity date of January 19, 2009, it would appear that the beneficial conversion features should be amortized over the period from the date of issuance

through the maturity date, rather than being expensed at the date of issuance. Any unamortized discount would be charged to interest expense at the date of conversion. Refer to paragraphs 19 and 21 of EITF 00-27 and revise the financial statements accordingly, or tell us why you believe that no revisions are required.

2. We note that you have restated the financial statements for 2004 and 2005 to reflect the interest expense relating to the beneficial conversion feature of the convertible debt. Please revise to disclose prominently that the financial statements have been restated, describe the nature of the error and provide disclosures required by paragraph 26 of SFAS 154.

1934 Act Periodic Reports

3. To the extent that the financial statements are restated in response to the comments noted above, please tell us how you evaluated the impact of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies